Exhibit 99.1

ANDERSON ENERGY LTD.

DESCRIPTION OF COMMON SHARES – JUNE 30, 2011

Anderson Energy Ltd. (“Anderson”) is authorized to issue an unlimited number of common shares, of which 172,549,701 common shares are issued and outstanding as fully paid and non-assessable shares as at June 30, 2011. The following is a description of the company’s common shares.

The holders of common shares are entitled to one vote at all meetings of shareholders of Anderson except at meetings of which only holders of a specified class of shares are entitled to vote. Common shareholders are entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of Anderson, such dividends as may be declared by Anderson. Holders of common shares will be entitled upon liquidation, dissolution or winding-up of Anderson, subject to the prior rights and privileges attaching to any other class of shares of Anderson, to receive the remaining property and assets of Anderson.